December 9, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549
       Attn: Ada D. Sarmento

Re:	VerifyMe, Inc.

Registration Statement on Form S-1

Filed October 10, 2019

File No. 333-234155

Dear Ms. Sarmento:

We hereby submit the responses of VerifyMe, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 22, 2019, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system a pre-effective amendment No. 1 to the Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Registration Statement on Form S-1

Cover Page

1.	Please revise your prospectus prior to effectiveness to disclose the number of units, shares and warrants to be offered. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Response: We will update the prospectus and file a pre-effective amendment to the Registration Statement closer to the effective date of the Registration Statement to disclose the number of units, shares and warrants to be offered.

General

2.	Please include disclosure indicating the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

Response: In the Amendment, we have revised the cover page of the Registration Statement to include the disclosure indicating the method by which our offering price will be determined.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

Harter Secrest & Emery LLP

/s/ Alexander R. McClean
Alexander R. McClean
direct dial: 585.231.1248
email: AMcClean@hselaw.com